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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              ANDROS INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                              ANDROS INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     345281
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                  DANE NELSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ANDROS INCORPORATED
                               2332 FOURTH STREET
                        BERKELEY, CALIFORNIA 94710-2402
                                 (510) 849-5700
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

                            ------------------------

                                WITH A COPY TO:

   STEVEN J. TONSFELDT, ESQ.            SUSAN COOPER PHILPOT, ESQ.
BROBECK, PHLEGER & HARRISON LLP  COOLEY GODWARD CASTRO HUDDLESON & TATUM
ONE MARKET, SPEAR STREET TOWER        ONE MARITIME PLAZA, SUITE 2000
SAN FRANCISCO, CALIFORNIA 94105      SAN FRANCISCO, CALIFORNIA 94111
        (415) 442-0900                        (415) 693-2000

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
ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is Andros Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2332 Fourth Street, Berkeley, California 94710-2402. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

    The Statement relates to a tender offer by Andros Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Andros Holdings Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 21, 1996, to purchase all outstanding shares of Common Stock (the "Shares") at a price of $18.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). Parent and the Purchaser are each direct or indirect wholly owned subsidiaries of Genstar Capital Partners II, L.P. ("GCP II"). The sole general partner of GCP II is Genstar Capital LLC ("GCLLC").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

    According to the Offer of Purchase, the principal executive offices of the Purchaser and Parent are located at Metro Tower, Suite 1170, 950 Tower Lane, Foster City, California 94404-2121.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the Company's Information Statement set forth on
SCHEDULE I hereto or set forth below.

              INDEMNIFICATION UNDER DGCL AND THE COMPANY'S CHARTER

    The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), which provides that a corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best in interests and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is

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
adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Article Twelfth of the Certificate of Incorporation of the Company provides that, except under certain circumstances, directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

    Article 5 of the Company's Bylaws provides that the Company shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify any director, officer or trustee which it shall have power to indemnify under the Section against any expenses, liabilities or other matters referred to in or covered by that Section. Article 5 further provides that expenses incurred by a director of the Company in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by relevant sections of the DGCL.

    The Merger Agreement provides that the Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain the respective provisions that are set forth in the Article Twelfth of the Certificate of Incorporation of the Company and Article 5 of the Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at, or any time prior to, the Effective Time were entitled to indemnification thereunder unless such modification is required by law. The Merger Agreement also provides that the Surviving Corporation shall use commercially reasonable efforts to maintain in effect for six (6) years from the Effective Time, officers' and directors' liability insurance covering those persons who are currently covered by the Company's officers' and directors' liability insurance policy on terms comparable to such existing insurance coverage (including coverage amounts); provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company for such insurance (which the Company has represented to be $61,000), and provided further that, if the annual premiums exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

    The Merger Agreement provides that Parent shall assume, as of the Effective Time, all obligations of the Company under Article Twelfth of the Certificate of Incorporation of the Company and Article 5 of the Bylaws of the Company, and shall pay all amounts that become due and payable under such provisions. The Merger Agreement also provides that the Surviving Corporation and Parent shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company's directors and officers existing at or before the Effective Time.

    The Company has entered into Indemnification Agreements with the following employees, directors and a former director of the Company: Dane Nelson, Lee R. Carlson, Ph.D., Robert L. Turner, Edward A. McClatchie, Ph.D., Moshe Alafi, John
M. Huneke, Eugene Kleiner, Karl H. Schimmer, M.D., Robert C. Wilson and  William
W. Weiss. The Indemnification Agreements generally provide
that the Company shall hold harmless and indemnify each employee or director to the full extent authorized or permitted by the provisions of the DGCL, as may be amended from time to time. Subject to certain exclusions, the Company further agrees to hold harmless and indemnify each director and/ or employee (i) against any and all expenses (including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such director in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which the director is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that the director is, was or at any time becomes an officer, director, employee of agent of the Company, or is or was serving or at any time serves at the request of the Company as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; and (ii) otherwise to the fullest extent as may be provided to such director by the Company under the non-exclusivity provisions of Article 5 of the Company's Bylaws and of the DGCL.

                              THE MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meaning ascribed to them in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five (5) business days following the initial public announcement of the Purchaser's intention to commence the Offer. The obligation of the Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the Financing Condition and certain other conditions that are described in Section 14 of the Offer to Purchase. The Purchaser has agreed that it shall not amend or modify the terms of the Offer to reduce the cash price to be paid pursuant to the Offer, reduce the number of Shares as to which the Offer is made, change the form of consideration to be paid in the Offer, modify or waive the Minimum Condition, or impose conditions to its obligation to accept for payment or pay for the Shares in addition to those set forth in Section 14 of the Offer to Purchase without the prior consent of the Company.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will become a direct wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by the Purchaser, Parent or the Company or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with the DGCL) shall be converted into the right to receive the Merger Consideration.

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that the directors and officers of the Purchaser immediately prior to the Effective Time shall become the directors and officers of the Surviving Corporation. The Merger Agreement further provides that, at the Effective Time the certificate of incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will become the certificate of incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation will be amended to read as follows: "The

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name of  the corporation  is  Andros Incorporated."  The Merger  Agreement  also provides that the bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation.

    AGREEMENTS OF PARENT, THE PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company shall, if required by the DGCL in order to consummate the Merger, cause a meeting of its stockholders (the "Stockholders' Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the transactions contemplated thereby. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

    The Merger Agreement provides that in connection with the Stockholders' Meeting the Company shall promptly prepare and file with the Commission, use all reasonable efforts to have cleared by the Commission and thereafter mail to its stockholders as promptly as practicable a proxy statement and related proxy materials (the "Proxy Statement") with respect to such Stockholders' Meeting. The Company has agreed, subject to the fiduciary duties of the Board as advised by counsel to include in the Proxy Statement the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use all reasonable efforts to obtain the necessary approvals of the Company's stockholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to cause the Purchaser to vote all Shares beneficially owned by it in favor of adoption of the Merger Agreement and the transactions contemplated thereby at the Stockholders' Meeting, if any such meeting shall be required by the DGCL and, if no such meeting shall be required by the DGCL, to file a certificate ownership providing for the Merger as soon as permitted under applicable regulatory requirements and law. The Merger Agreement provides that, in the event that the Purchaser shall acquire at least 90% of the then outstanding Shares, Parent, the Purchaser and the Company agree, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with the DGCL.

    Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period commencing on the date of the Merger Agreement and continuing until the first date on which designees of the Purchaser shall constitute a majority of the Board (the "Cut-Off Date") or until the termination of the Merger Agreement in accordance with its terms, the Company and each of its Subsidiaries shall conduct its operations in the ordinary and usual course consistent with past practice, and the Company and its Subsidiaries will each endeavor to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relations with suppliers, contractors, distributors, licensors, licensees, customers and others having business relationships with it. The Merger Agreement provides that without limiting the generality of the foregoing and except as provided therein, prior to the Cut-Off Date, neither the Company nor any of its Subsidiaries shall directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent: (a) declare or pay any dividends on or make any other distribution in respect of any of the capital stock of the Company; (b) split, combine or reclassify any of the capital stock of the Company or issue or authorize any other securities in respect of, in lieu of or in substitution for, shares of the capital stock of the Company or repurchase, redeem or otherwise acquire any shares of the capital stock of the Company; (c) issue, deliver, encumber, sell, or purchase any shares of the capital stock of the Company or any securities convertible into, or rights, warrants, options or other rights of any kind to acquire, any such shares of capital stock, other convertible securities or any other ownership interest (including, without limitation, any phantom interest) (other than the issuance of Common Stock upon the exercise of outstanding Stock Options); (d) amend or otherwise change its certificate of incorporation or bylaws (or other comparable organizational document); (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership,

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association or other business organization or division thereof; (f) sell,  lease or otherwise dispose of any of its assets, other than in the ordinary course of business consistent with its past practices; (g) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of the Company or any corporation an amount of whose voting securities sufficient to elect at least a majority of its board of directors is owned directly or indirectly by the Company (any such corporation being referred to herein as a "Subsidiary") or guarantee any debt securities of others, other than in the ordinary course of business consistent with past practice; (h) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice; (i) authorize any single capital expenditure which is in excess of $50,000 or capital expenditures which are, in the aggregate, in excess of $250,000 for the Company and its Subsidiaries taken as a whole; (j) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (k) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to cash management, the payment of accounts payable and the collection of accounts receivable); (l) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability, or execute or file with the IRS or any other taxing authority any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any taxes; (m) amend or modify the warranty policy of the Company or any Subsidiary;
(n) pay, discharge, satisfy, settle or compromise any suit, claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company's consolidated balance sheet dated as of July 30, 1995, as filed by the Company with the SEC in its Annual Report on Form 10-K for its fiscal year ended July 30, 1995, or subsequently incurred in the ordinary course of business and consistent with past practice; or (o) take any action that would result in any of the representations and warranties of the Company set forth in the Merger Agreement becoming untrue in any material respect or in any of the conditions to the Offer or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

    The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of Shares owned by the Purchaser, Parent and any direct or indirect wholly owned subsidiary of Parent (including Shares purchased in the Offer) bears to the total number of Shares outstanding, and to effect the foregoing the Company shall upon request by the Purchaser, at the Company's election, either increase the number of directors comprising the Board or seek and accept resignations of incumbent directors. The Merger Agreement also provides that, at such times, the Company will use its reasonable best efforts to cause individuals designated by the Purchaser to constitute the same percentage as such individuals represent on the Board of (i) each committee of the Board, (ii) each board of directors of each Subsidiary and
(iii) each committee of each such board.

    The Merger Agreement provides that following the Cut-Off Date and prior to the Effective Time, any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the

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Purchaser or any exercise or waiver  of any of the Company's rights  thereunder, will require the concurrence of a majority of the directors of the Company then in office who were neither designated by the Purchaser, employees of the Company or any of its Subsidiaries nor otherwise affiliated with the Purchaser.

    Pursuant to the Merger Agreement, until the Effective Time, the Company shall, and shall cause its Subsidiaries and the officers, directors, employees, auditors and agents of the Company and its Subsidiaries to, afford the officers, employees and agents of Parent and the Purchaser and persons providing or committing to provide Parent or the Purchaser with financing for the transactions contemplated by the Merger Agreement reasonable access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and the Purchaser and persons providing or committing to provide Parent or the Purchaser with financing for the transactions contemplated by the Merger Agreement with all financial, operating and other data and information as Parent or the Purchaser, through its officers, employees or agents, may reasonably request and Parent and the Purchaser have agreed to keep such information confidential, except in certain circumstances.

    The Company has agreed that neither it nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, initiate, solicit or intentionally encourage (including by way of furnishing nonpublic information or assistance), or take any other action to intentionally facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any investment banker, financial advisor, attorney, accountant or other agent or representative of the Company to take any such action; provided, however, that the foregoing shall not prohibit the Board from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written proposal to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board determines in good faith (after consultation with its financial advisor) that the proposal would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, (B) the Board further determines in good faith after consultation with counsel that the failure to do so would cause the Board to breach its fiduciary duties to the Company or its stockholders under applicable law (any such proposal being referred to herein and in the Merger Agreement as a "Superior Proposal"), and (C) no information is so furnished, and no such discussions or negotiations are held, prior to the execution by the receiving party and the Company of a confidentiality and standstill agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer. The Company has further agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The Company has also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party (except to the extent necessary in connection with the delivery of a Superior Proposal). For purposes of this Offer to Purchase and the Merger Agreement, "Competing Transaction" means any of the following involving the Company: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 25% of the assets of the Company in a single transaction or series of transactions; (iii) any tender offer or exchange offer for more than 25% of the Shares or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, more than 25% of the Shares.

    The Merger Agreement provides that, prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Option Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to provide that each option ("Company Options") theretofore granted under any stock option, stock appreciation rights or stock purchase plan, program or arrangement of the Company (collectively, the "Stock Option Plans") outstanding immediately prior to consummation of the Merger, whether or not then exercisable, shall, unless otherwise consented to by Parent in its sole discretion, be exchanged, in whole and not in part, for a cash payment from the Company in an amount (subject to any applicable withholding tax) equal to the product of (i) the excess of $18.00 over the per share exercise price of the Company Option multiplied by (ii) the number of Shares covered by the option immediately prior to the Effective Time.

    The Merger Agreement provides that except as provided therein or as otherwise agreed to by the parties and to the extent permitted by the Stock Option Plans, (i) the Stock Option Plans shall terminate as of the Effective Time and (ii) the Company shall use reasonable efforts to ensure that following the Effective Time no holder of options or any participant in the Stock Option Plans shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

    The Merger Agreement provides that the Company shall take all actions necessary pursuant to the terms of the Company's Stock Purchase Plan (the "Stock Purchase Plan") in order to shorten the offering period under such plan which includes the Effective Time (the "Current Offering"), such that the Current Offering shall terminate at or prior to the Effective Time (the final day of the Current Offering period being referred to as the "Final Purchase Date"). On the Final Purchase Date, the Company shall apply the funds credited as of such date under the Stock Purchase Plan within each participant's payroll withholdings account to the purchase of whole shares of Common Stock in accordance with the terms of the Stock Purchase Plan. The cost to each participant in the Stock Purchase Plan for shares of Common Stock shall be the lower of 85% of the closing sale price of Common Stock on the Nasdaq National Market (the "NNM") on
(i) the first day of the Current Offering period and (ii) the last trading day on or prior to the Final Purchase Date.

    The Merger Agreement provides that the Company shall promptly notify Parent, and Parent shall promptly notify the Company of (i) receipt of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) receipt of any notice or other communication from any Governmental Entity in connection with the transactions contemplated by the Merger Agreement; (iii) receipt of notice that any actions, suits, claims, investigations or proceedings have been commenced or, to the knowledge threatened against, or involving the Company or any of its Subsidiaries, or Parent, as applicable, which, if pending on the date of the Merger Agreement, would have been required to have been disclosed under the terms of the Merger Agreement or which relate to the consummation of the transactions contemplated by the Merger Agreement; (iv) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty of it (and, in the case of Parent, of the Purchaser) contained in the Merger Agreement to be untrue or inaccurate; and (v) any failure of the Company, Parent or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

    The Merger Agreement further provides that the certificate of incorporation and bylaws of the Surviving Corporation shall contain the respective provisions that were set forth, as of the date of the Merger Agreement, in Article Twelfth of the certificate of incorporation and Article 5 of the bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were entitled to indemnification thereunder, unless such modification shall be required by law.

    The Merger Agreement provides that the Surviving Corporation shall use commercially reasonable efforts to maintain in effect for six years from the Effective Time directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy with respect to matters occurring prior to the
Effective Time on terms comparable to such existing insurance coverage (including coverage amounts); provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and the Purchaser to be $61,000 in the aggregate) and provided further that if the annual premiums exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

    Parent, the Purchaser and the Company have each agreed that it will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on such party with respect to the Offer and the Merger (including furnishing all information required under the HSR Act) and will take all reasonable actions necessary to cooperate promptly with and furnish information to the other parties in connection with any such requirements imposed upon such other parties in connection with the Offer and the Merger. Parent, the Purchaser and the Company have also each agreed that it will take or cause to be taken all reasonable actions necessary to obtain (and will take all reasonable actions necessary to cooperate promptly with the other parties in obtaining) any consent, authorization, order or approval of, or any exemption by, any court, administrative agency, commission or other governmental or regulatory authority or instrumentality, domestic or foreign (a "Government Entity"), or other third party, required to be obtained or made by any such party in connection with the Offer or the Merger or the taking of any action contemplated thereby or by the Merger Agreement.

    Parent has agreed that it will take all action necessary to cause the Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the conduct of the Company's business and the absence of certain changes or events with respect thereto, financial statements and other documents filed with the Commission, litigation, labor relations and employees, employee benefit plans, taxes and intellectual property.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote or consent of stockholders of the Company to the extent required by the DGCL and the certificate of incorporation of the Company;
(b) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity, nor other legal restriction, restraint or prohibition, preventing the consummation of the Merger shall be in effect; provided however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly practicable any injunction or other order that may be entered; and (c) the Purchaser shall have purchased Shares pursuant to the Offer.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the stockholders of the Company: (a) by mutual written consent duly authorized by the boards of directors of Parent, the Purchaser and the Company; (b) by either Parent or the Company if (i) the Cut-Off Date shall not have occurred on or before May 31, 1996; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available (A) to any party whose failure to fulfill any obligation under the Merger Agreement has been the substantial cause of, or resulted in, the failure of the Cut-Off Date to occur on or before such date, or (B) to Parent if it shall fail to designate persons that will constitute a majority of the Board in accordance with the Merger Agreement by May 24, 1996; or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
(c) by Parent or the Company if (i) as a result of an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Section 14 hereof the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer, or (ii) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer within 100 days following commencement of the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party the failure of which (or the failure of the affiliates of which) to perform in any material respect any of its material obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a material breach of a representation or warranty under the Merger Agreement by such party; (d) by Parent if prior to the purchase of Shares pursuant to the Offer, (i) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement, (ii) the Board or any committee thereof shall have recommended to the stockholders of the Company acceptance of a Competing Transaction, (iii) the Company shall have entered into any definitive agreement with respect to a Competing Transaction, or (iv) the Board or any committee thereof shall have resolved to do any of the foregoing; or (e) by the Company if (i) the Board shall have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement providing for the transactions contemplated by a Superior Proposal or (ii) Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement which breach cannot be or has not been cured 20 days after the giving of written notice to Parent or the Purchaser, as applicable, except, in any case, for such breaches which are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger.

    In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and of no effect with no liability on the part of any party thereto, except for fraud and for willful breach of a material obligation contained therein and except under the provisions of the Merger Agreement related to fees described below and under certain other provisions of the Merger Agreement which survive termination.

    The Merger Agreement provides that in the event that (a) any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, shall have become the beneficial owner of a majority of the then outstanding Shares and the Merger Agreement shall have been terminated pursuant to the provisions described in the second preceding paragraph above; (b) any person shall have commenced, publicly proposed or communicated to the Company a Competing Transaction and (i) the Offer shall have remained open for at least 20 business days, (ii) the Minimum Condition shall not have been satisfied, (iii) the Merger Agreement shall have been terminated pursuant to the provisions described in the second preceding paragraph above, and (iv) the Company shall have consummated a Competing Transaction with any person other than Parent or any of its affiliates before or within 12 months after the date of such termination; or (c) the Merger Agreement is terminated
(i) pursuant to the provisions described in clause (d) or (e)(i) of the second preceding paragraph or (ii) pursuant to the provisions described in clause (c) of the second preceding paragraph to the extent that the termination or the failure to accept any Shares for payment as set forth in such clause (c) shall relate to the intentional failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the intentional material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; then, in any such event, the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $3.1 million, which amount shall be payable in immediately available funds.

                        MANAGEMENT ROLL-OVER AGREEMENTS

    As set forth above, the Merger Agreement provides that, prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, the Stock Option Committee of the Board of Directors) shall adopt such resolutions or take such other actions as are required to that each Company Option theretofore granted under any Stock Option Plan outstanding immediately prior to the consummation of the Merger, whether or not then exercisable, shall, unless otherwise consented to by Parent in its sole discretion, be exchanged, in whole and not in part, for a cash payment from the Company in an amount (subject to any applicable withholding tax) equal to the product of (i) the excess of $18.00 over the per share exercise price of the Company Option multiplied by (ii) the number of Shares covered by the option immediately prior to the Effective Time. In the exercise of this discretion, Parent has requested that all or a portion of the Company Options held by four of the Company's officers not be cashed out in the foregoing manner, but instead be rolled over and exchanged for options to acquire shares of Parent common stock. The four Company officers (the "Roll-Over Officers") who will be permitted to roll-over their Company Options in this manner are: (i) Dane Nelson (as to Company Options to acquire 72,000 shares of Common Stock); Donald Madsen (as to Company Options to acquire 20,000 shares of Common Stock); William W. Weiss (as to Company Options to acquire 3,000 shares of Common Stock); and Susan M. Fixmer (as to Company Options to acquire 3,400 shares of Common Stock). To formalize this arrangement, Parent and the the Purchaser has entered into a Management Roll-Over Agreement dated February 14, 1996 with each of the Roll-Over Officers. These agreements further provide that the Roll-Over Officers will, at or prior to the consummation of the Merger, enter into a stockholders' agreement, upon reasonably satisfactory terms, governing the post-Merger exercise of such options and the terms of common stock issuable pursuant to such options. The form of the Management Roll-Over Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    BACKGROUND. In the period preceding and immediately following the conclusion of the Company's fiscal year ending July 31, 1994, there developed a general view among the members of the Board of Directors of the Company that, while the Company's financial performance had improved significantly as compared with recent periods, this improvement was generally not reflected in the market price for the Common Stock. In addition, it was noted that relatively few research analysts followed the Company and the trading volume in the Common Stock remained relatively low. There was also a broadly held view among the members of the Board that, because the Company operated in a number of different market sectors, the market did not truly understand the Company and its operations and business plan. Consequently, the members of the Board believed that the market valuation of the Company did not adequately reflect the Company's financial performance and prospects and that there was not a significant likelihood that the market would begin to recognize the true value of the Company at anytime in the near future. In response to these factors and after numerous informal discussions among its members, the Board authorized the formation of a Special

Committee, consisting of two members of the Board, which was charged with the responsibility of exploring various alternatives to maximize shareholder value. The Special Committee was further empowered to contact possible finacial advisors to assist it in the performance of this assignment.

    In September 1994, the Special Committee approached DLJ concerning a possible engagement to consider various strategic and financial alternatives for the Company, including a possible sale of the Company. On October 25, 1994, a letter agreement (the "Engagement Letter") was entered into between the Special Committee and DLJ, pursuant to which the Special Committee engaged DLJ to consider and advise it with respect to various strategic and financial alternatives and to evaluate, and as appropriate to render a "fairness opinion" regarding, (i) any proposal which the Company might receive for the acquisition of all or a substantial amount of its business, stock or assets, whether by means of merger, consolidation, or other business combination, tender or exchange offer, public or private purchase of the Company's securities or assets, or otherwise, or (ii) any other similar transaction, including any leveraged buyout, recapitalization, recapitalization involving management or employee stock or stock option plans and incentives, divestiture, sale or spinoff. At the time DLJ was retained to serve as the Company's financial advisor, the Special Committee also retained special outside counsel to advise it with respect to any strategic or financial proposals that it might be asked to consider.

    Following a presentation in December 1994 by DLJ to the Board regarding various strategic and financial alternatives that the Board might consider, the Board (upon the recommendation of the Special Committee and with one abstention) directed DLJ to begin exploring a possible sale of the Company, among other financial alternatives. Acting on that direction, the Company and DLJ prepared a descriptive memorandum regarding the Company which set forth certain information regarding the Company's operations and its financial performance and prospects. DLJ, on behalf of the Company, contacted numerous corporations and other entities which the Company and DLJ believed might have an interest in purchasing the Company ("Potential Purchasers"), and based upon interest expressed by certain of such Potential Purchasers, distributed to such Potential Purchasers copies of the descriptive memorandum on a confidential basis.

    From time to time thereafter, Potential Purchasers who expressed interest in a transaction were given the opportunity to tour the Company's facilities, talk with management and conduct other due diligence inquiries. The Company, through DLJ, invited such Potential Purchasers to submit proposals regarding an acquisition. The invitation stated that the proposals should include, among other things, the proposed purchase price and form of consideration, as well as a description of sources of financing and evidence of firm lending commitments, if any. No assurances were given that the Company would enter into an agreement with any party, it being the Company's intention to enter into a definitive agreement only on the basis of a proposal which it, in its sole discretion, considered satisfactory.

    From December 1994 until it entered into the Letter of Intent (as defined below) pursuant to which it committed to the Exclusivity Period (each as defined below), the Company entertained proposals from and engaged in discussions with several Potential Purchasers. No definitive agreement was reached with any such Potential Purchaser. Also, during this period the Special Committee of the Board was reconstituted to include all of the members of the Board other than Mr. Nelson.

    In the last week of September 1995, DLJ received, on behalf of the Company, two formal acquisition proposals, one of which was a proposal from GCLLC (the "GCLLC Proposal") regarding an acquisition of the Company in a leveraged buy-out transaction for $20.00 per Share. DLJ also received at that time several informal indications of interest from other Potential Purchasers. The GCLLC Proposal set forth a plan pursuant to which an affiliate of GCLLC would commence a tender offer for all of the Shares at $20.00 per Share, payable in cash, subject to certain conditions, to be followed by a merger of such affiliate with and into the Company. The GCLLC Proposal was conditioned upon completion of financing arrangements, execution of a definitive merger agreement and reaching understandings with senior management of the Company as to their future levels of compensation and their equity investments in Parent.

    The Board (upon the recommendation of the Special Committee and with one abstention), with the advice and assistance of its legal and financial advisors, determined that of the acquisition proposals received, the GCLLC Proposal was the most attractive to the Company's stockholders.

    A letter of intent between the Company and GCLLC was signed on September 29, 1995 (the "Letter of Intent"). The Letter of Intent contemplated that the Offer would be made at a price of $20.00 per Share. The Letter of Intent provided that consummation of the proposed transaction was conditioned upon, among other things, satisfactory completion by GCLLC of a due diligence review of the Company and completion of financing arrangements by GCLLC. The Letter of Intent also provided that the Company would not solicit, encourage or negotiate with others concerning any proposal for the sale of the Company until November 14, 1995 (the "Exclusivity Period") and that the Company would reimburse GCLLC for up to $75,000 of GCLLC's expenses in the event that the Company elected not to proceed with the contemplated transactions for any reason.

    Between September 29, 1995 and November 10, 1995, GCLLC and its representatives continued their due diligence investigation of the Company and their efforts to complete their financing arrangements. On November 10, 1995, an amendment to the Letter of Intent was executed pursuant to which (i) the Offer price was set at $20.25, (ii) certain conditions, including the condition regarding due diligence, were deleted, and (iii) the Exclusivity Period was extended until December 21, 1995, by which time the parties contemplated that the Offer would be commenced.

    Between November 10, 1995 and December 21, 1995, GCLLC, its representatives and financing sources continued their due diligence investigations of the Company. On December 21, 1995, another amendment to the Letter of Intent was signed pursuant to which the Exclusivity Period was extended until January 10, 1996 and the Company's obligation to reimburse GCLLC for expenses was deleted.

    On January 8, 1996, certain prospective purchasers of subordinated debt of the Purchaser notified GCLLC that they were no longer interested in providing financing to the Purchaser in connection with the Offer and the Merger on the terms originally contemplated under their financing proposal. On January 10, 1996, GCLLC informed the Company that, in light of certain developments with respect to the Company, including its deteriorating operating performance and regulatory and market uncertainties with respect to its products, financing for the transactions contemplated by the Offer and the Merger would not be available on the terms and conditions previously contemplated, and that therefore the Offer and the Merger could not be consummated at a price of $20.25.

    At GCLLC's request, the Special Committee convened a meeting on January 13, 1996 to consider a revised proposal from GCLLC. At that meeting GCLLC made an oral presentation of alternatives which it believed addressed the Company's changed circumstances and would be satisfactory to prospective financing sources. On January 23, 1996, GCLLC reiterated in writing its proposal to the Company that the cash tender offer price for all of the Shares would be reduced to $18.00 per share. At a meeting of the Board held on January 26, 1996, the Board voted (upon the recommendation of the Special Committee and with one abstention and with one member voting against the proposal) to pursue an agreement with Parent and the Purchaser based on an all cash tender offer for all outstanding Shares at a price of $18.00 per Share.

    Between January 26, 1996 and February 14, 1996, the parties completed negotiations regarding the Merger Agreement and GCLLC completed its arrangement of financing. At a meeting on February 5, 1996, the Board, after presentations by the Special Committee's financial and legal advisors and the Company's outside counsel, voted (upon the recommendation of the Special Committee and with one abstention and with one member voting against the proposal) to approve the form of Merger

Agreement presented to it, as well as the Offer and the Merger. On February 14, 1996, Parent, the Purchaser and the Company executed the Merger Agreement, and the financing commitment letters were signed and delivered to GCP II.

    On February 21, 1996, the Purchaser commenced the Offer.

    REASONS FOR THE BOARD'S CONCLUSIONS. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

    -Information relating to the financial condition and results of operations of the Company and management's estimates of the prospects of the Company which, in the Board's view, supported a determination that the Offer and the Merger were fair to the Company's stockholders;

    -The Board's general belief that the market price for the Common Stock would not adequately reflect the true value of the Company and its business (with reference to its financial performance and prospects) for the foreseeable future due to the fact or Board's perception, among other things, that (i) relatively few research analysts follow the Company, (ii) trading volume in the Common Stock remains relatively low and is anticipated to remain relatively low in the foreseeable future, and (iii) because the Company will continue to operate in a number of different market sectors, the market does not, and would continue not to, truly understand the Company and its operations and business plan;

    -The fact that the Company had made a public announcement in April 1995 that it had retained DLJ to explore strategic and financial alternatives on the Company's behalf, thereby alerting the market that the Company would be open to inquiries and possible proposals from potential purchasers or partners;

    -The relationship of the Offer price to recent historical market prices of the Shares, particularly that the $18.00 per share Offer price represents a premium of approximately 22% over the closing sales price for shares in the Nasdaq National Market on February 5, 1996, the last trading day prior to the approval of the Merger Agreement and the transactions contemplated thereby by the Company's Board of Directors, and a premium of approximately 16% over the closing sales price for shares in the Nasdaq National Market on February 14, 1996, the last trading day prior to the public announcement of the execution of the Merger Agreement;

    -The financial and valuation analyses presented to the Board by DLJ, the financial advisor to the Company, at various Board meetings beginning in December 1994 and continuing through February 1996, including market prices and financial data relating to other companies engaged in business considered comparable to the Company, the prices and premiums paid in recent selected acquisitions of companies engaged in business considered by DLJ to be comparable to that of the Company;

    -The  written opinion  (the "Fairness Opinion")  of DLJ,  dated February 14,
     1996, that the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement, is fair to the Company's stockholders from a financial point of view. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by DLJ in rendering the Fairness Opinion and is attached hereto as Exhibit 5 and is incorporated by reference herein. STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY;

    -The  likelihood  that  the  proposed  acquisition  would  be   consummated,
     including the experience, reputation and financial condition of GCLLC and its affiliates; and

    -The terms and conditions of the Merger Agreement, including, without limitation, the fact that, the Company is not prohibited from responding to any unsolicited proposal made in writing to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, or other similar transaction or to acquire all or substantially all of the assets of the Company, to the extent the Board, after consultation with independent legal counsel, determines in good faith that such action is required for the Board to comply with its fiduciary duty to the Company's stockholders imposed by the DGCL.

    The members of the Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The Board recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than the Purchaser, and that the Purchaser, if it purchases a sufficient number of Shares to satisfy the Minimum Condition, would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. While consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for stockholders of the Company other than Parent and the Purchaser to participate in the potential future growth prospects of the Company. The Board, however, believed that this was reflected in the Offer price to be paid and also recognized that there can be no assurance as to the level of growth, if any, to be attained by the Company in the future.

    The Board determined that it was necessary to appoint a committee of independent directors for the purpose of negotiating the terms of the Merger Agreement. In making such determination, the Board considered that one of the directors is employed by the Company and will have a financial interest in the Company following consummation of the Merger. As noted above, the Board has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. In addition, the Board recognized that certain officers of the Company may have interests in the Offer and the Merger that could be deemed to present them with certain conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other matters described above. The Company has been advised by each of its directors and executive officers that they intend either to tender all Shares beneficially owned by them to the Purchaser pursuant to the Offer or to vote such Shares in favor of the approval and adoption by the stockholders of the Company of the Merger Agreement and the transactions contemplated hereby.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Pursuant to a letter agreement dated October 25, 1994 (the "Engagement Letter"), the Company retained DLJ to act as the exclusive financial advisor to the Company and the Special Committee of the Company's Board of Directors with respect to the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company. The Company agreed to compensate the DLJ for its services in an amount of (a) $100,000, payable upon the execution of the Engagement Letter, (b) $300,000 as compensation for the delivery of the Fairness Opinion, payable at the time DLJ notifies the Special Committee that it is prepared to deliver the Fairness Opinion, and (c) an amount equal to one percent (1%) of the aggregate amount of consideration received by the Company and/or its stockholders in connection with any of the above-mentioned transactions less any amounts paid by the Company pursuant to clause (a) or (b) above. The Company also agreed to reimburse DLJ for all reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement, whether or not a transaction is consummated. The Company further agreed to indemnify DLJ against certain liabilities and expenses in connection with its engagement, including liabilities arising under federal securities laws.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director or affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

    (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b) or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached as SCHEDULE I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Letter to Stockholders of the Company, dated February 21, 1996.*
Exhibit 2  Agreement and Plan of Merger, dated as of February 14, 1996, among Andros
            Holdings Inc. (formerly CHO Holdings Inc.), Andros Acquisition Inc.
            (formerly CHO Acquisition Inc.), and the Company.
Exhibit 3  Form of Management Roll-Over Agreement dated February 14, 1996 entered into among Andros Holdings Inc. (fomerly CHO Holdings Inc.) and Andros
            Acquisition Inc. (formerly CHO Acquisition Inc.) and each of Dane Nelson,
            Donald Madsen, William W. Weiss and Susan M. Fixmer.
Exhibit 4  Engagement Letter, dated October 25, 1994, between the Company and
            Donaldson, Lufkin & Jenrette Securities Corporation.
Exhibit 5  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated
            February 14, 1996.*
Exhibit 6  Press Release issued jointly by the Company and Genstar Capital Partners II,
            L.P., dated February 14, 1996.

------------------------
* Included with Schedule 14D-9 mailed to stockholders.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 1996                  ANDROS INCORPORATED
                                          By: /s/__Dane Nelson__________________
                                             Dane Nelson
                                             President and Chief Executive
                                          Officer

                                                                      SCHEDULE I

                              ANDROS INCORPORATED
                               2332 Fourth Street
                        Berkeley, California 94710-2402

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being mailed on or about February 21, 1996, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about February 20, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use its reasonable best efforts to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors of the Company (the "Board" or "Board of Directors") under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors, Executive Officers and The Purchaser Designees -- Right to Designate Directors; The Purchaser Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on February 20, 1996. The Offer is scheduled to expire at midnight, New York City time, on Monday, March 20, 1996, unless the Offer is extended.

    Following the election of the Purchaser Designees and prior to the consummation of the Merger, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or the acts of Parent or the Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company who are neither (i) designees of the Purchaser nor (ii) employees of the Company.

    This information contained in this Information Statement concerning the Purchaser and the Purchaser Designees has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of January 31, 1996, there were 4,628,054 Shares outstanding. The Board of Directors currently consists of five (5) members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

         BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND PURCHASER DESIGNEES

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

    Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors as shall give the Purchaser representation equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares owned by the Purchaser, Parent and any direct or indirect wholly-owned subsidiary of Parent (including the Shares purchased pursuant to the Offer) bears to the total number of Shares outstanding, and the Company shall, upon request by the Purchaser and at the Company's election, increase the number of directors comprising the Company's Board of Directors or seek and accept resignations of incumbent directors. At such times, the Company shall use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the board of each committee of the Board, each board of directors of each Subsidiary of the Company and each committee of such board.

    The Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than midnight March 20, 1996, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

    Biographical   information  concerning  each  of  the  Purchaser  Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

    Set forth below are the names of the Purchaser Designees, their principal occupations and certain other information about them:

          NAME                                         PRINCIPAL OCCUPATION
-------------------------  -----------------------------------------------------------------------------
Richard D. Paterson        Director  and Chairman of Parent and Chairman of Purchaser since February 12,
                            1996.  Managing  member  of  GCLLC  since  September  1995.  Executive  Vice
                            President  of Genstar Investment  Corporation, Metro Tower,  Suite 1170, 950
                            Tower  Lane,  Foster  City,  California  94404-2121,  since  February  1987.
                            Director  of  Wolverine  Tube,  Inc.,  1525  Perimeter  Parkway, Huntsville,
                            Alabama 35806, from January 1991 to  October 1995. Director and Chairman  of
                            Prestolite  Electric Inc., 2100 Commonwealth  Boulevard, Ann Arbor, Michigan
                            48105, since October  1991. Director and  Chairman of Seaspan  International
                            Ltd., 10 Pemberton, North Vancouver, British Columbia V7P 2R1, Canada, since
                            October  1994. Director, Genstar  Capital Corporation, 40  King Street West,
                            Suite 4900, Toronto, Ontario M5H 4A2,  Canada, from November 1988 to  August
                            1995.  Director of Gentek Building Products,  280 North Park Avenue, Warren,
                            Ohio 44481, since  December 1994. Director,  Atlantic Industries, Inc.,  999
                            Jenkins  Road,  Hardeeville, South  Carolina  29927, from  December  1990 to
                            November 1993.  Director  of Eurocal  Trading,  Inc., 3478  Buskirk  Avenue,
                            Pleasant Hill, California 94523 from August 1991 to October 1995.

Mark E. Bandeen            Director  and President of  Parent and President  of Purchaser since February
                            12, 1996.  Managing director  of  GCLLC since  September 1995.  Senior  Vice
                            President  of Genstar Investment  Corporation, Metro Tower,  Suite 1170, 950
                            Tower Lane, Foster City, California 94404-2121, since July 1987. Director of
                            Wolverine Tube,  Inc., 1525  Perimeter Parkway,  Huntsville, Alabama  35806,
                            from  January 1991 to September 1995.  Director of Prestolite Electric Inc.,
                            2100 Commonwealth Boulevard, Ann Arbor, Michigan 48105, since October  1991.
                            Director  of  Seaspan  International Ltd.,  10  Pemberton,  North Vancouver,
                            British Columbia  V7P 2R1,  Canada, since  October 1994.  Director,  Genstar
                            Capital  Corporation, 40 King Street West,  Suite 4900, Toronto, Ontario M5H
                            4A2, Canada,  from April  1989  to May  1995.  Director of  Gentek  Building
                            Products, 280 North Park Avenue, Warren, Ohio 44481, since December 1994.
David J. Boverman          Director  and  Vice President  and Secretary  of  Parent and  Purchaser since
                            February 12, 1996. Principal of  GCLLC since September 1995. Vice  President of  Genstar Investment Corporation, Metro Tower, Suite 1170, 950 Tower Lane,
                            Foster City, California 94404-2121, since April 1989.
Jean-Pierre L. Conte       Director and  Vice President  and  Treasurer of  Parent and  Purchaser  since
                            February  12, 1996. Principal of GCLLC  since September 1995. Vice President of Genstar Investment Corporation, Metro Tower, Suite 1170, 950 Tower  Lane,
                            Foster  City, California  94404-2121 since July  1995. Principal  of The NTC
                            Group, Inc., 3 Pickwick Plaza, Greenwich, Connecticut 06830, from June  1989 to  March 1995.  Director of TB  Woods Corporation, 440  North First Avenue,
                            Chambersburg, Pennsylvania 17201, since March 1990.

CURRENT DIRECTORS

    Set forth below are the names of the Company's directors, their principal occupations and their ages at January 31, 1996, and certain other information about them:

            NAME                   AGE                        PRINCIPAL OCCUPATION
-----------------------------      ---      ---------------------------------------------------------
John M. Huneke                         66   Private Investor
Eugene Kleiner                         72   Private Investor
Dane Nelson                            43   President and Chief Executive Officer
Karl H. Schimmer, M.D.                 73   Private Investor
Robert C. Wilson                       76   Private Consultant and Advisor to the President

    Mr. Huneke is a founder of the Company and has been a director of Andros since its inception in 1968. Between 1973 and 1987, he was employed in various capacities by companies comprising the Bechtel Group, including Bechtel Investments and Bechtel National, Inc. Since 1987, he has been a private investor.

    Mr. Kleiner has been a director of Andros since 1972 and served as Chairman of the Board from January 1993 until July 1995. He was a founding partner of Kleiner Perkins Caufield & Byers. Since 1987, Mr. Kleiner has been a private investor. Mr. Kleiner is currently a director of Resound Corporation and a trustee of Polytechnic University in New York.

    Mr. Nelson joined Andros in 1990. He was promoted to President, Chief Executive Officer and a Director of the Company on September 1, 1991. From May 1990 to September 1991, he was Vice President, Operations. Prior to joining Andros, Mr. Nelson served as President, Nelken Supplies

Solutions, a retail computer and office supplies company, from March 1989 through May 1990. Mr. Nelson served as Operations Manager of the Supplies Division of Convergent Technologies, a computer manufacturer, from 1988 through March 1989.

    Dr. Schimmer has been a director of Andros since 1975. From 1959 until his retirement in 1981, he was a member of the staff, Department of Anesthesiology, St. Francis Memorial hospital in San Francisco. Since 1981, he has been a private investor.

    Mr. Wilson has been a director of Andros since December 1992, and has served as Chairman of the Board since July 1995. He has also been employed by the Company as an advisor to the President of the Company since November 1992. He is Chairman of Wilson & Chambers Inc., a consulting firm. He is currently also a director of Storage Technology Corporation, Resound Corporation, Syquest Technology, Inc., and Giga-Tronics Incorporated. From 1974 until his retirement in 1980, Mr. Wilson served as Chief Executive Officer of Memorex.

BOARD COMMITTEES

    The Compensation Committee, consisting of Mr. Huneke, Mr. Kleiner and Dr. Schimmer as of the end of fiscal 1995, considers matters concerning compensation of employees, including officers. It also has the authority to select optionees for the Company's employee stock option plan and determine the number of shares covered by options granted under that plan. The Compensation Committee held seven meetings during fiscal 1995.

    The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the scope and results of the audit procedures and the internal accounting controls and procedures of the Company. The Audit Committee held one meeting during fiscal 1995. The members of the Audit Committee, as of the end of fiscal 1995, were Mr. Huneke and Mr. Kleiner.

ATTENDANCE AT MEETINGS

    During fiscal 1995, the Board of Directors of the Company held a total of 8 meetings. All directors of the Company attended 75% or more of the aggregate of all Board meetings and all meetings of Committees of which they were members.

DIRECTORS' REMUNERATION

    Each non-employee director of the Company received an annual fee of $9,000 in fiscal 1995, a fee of $1,000 for each of the other meetings of the Board of Directors attended in person (except for Mr. Kleiner, formerly Chairman of the Board, received a fee of $1,500 for each of such meetings), and a fee of $500 for each meeting of the Board of Directors in which such director participated by telephone (including any committee meeting) (except that Mr. Kleiner received a fee of $750 for each of such meetings). In fiscal 1995, the total compensation paid to non-employee directors was $113,000.

    Non-employee directors are granted options pursuant to the 1991 Stock Option Plan (the "Plan") under the Automatic Grant Program (the "Automatic Program"). Under the Automatic Program, each individual who was serving as a non-employee Board member on October 4, 1991, was automatically granted on such date a non-statutory stock option to purchase 25,000 shares of Common Stock at an exercise price of $8.00 per share, the fair market value of the Common Stock at date of grant. The Automatic Program also provides for an automatic grant of an option to purchase 25,000 shares of Common Stock to each individual who becomes a new non-employee Board member after October 4, 1991. Each option granted under the Automatic Program has a ten year term, becomes exercisable for 15,000 share upon completion of one year of Board service (measured from the date of grant) and for an addition 5,000 shares upon completion of each of the next two years of Board service thereafter, and provides for an exercise price equal to 100% of the fair market value per share of the Company's Common Stock on the date of grant. Options granted under the Automatic Program are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code").

    During fiscal 1994 and fiscal 1995, no options were granted under the Automatic Program. During fiscal 1994, all four non-employee directors exercised options (granted under the Company's former Stock Option Plan for Directors, which was consolidated with the Company's other stock option plans into the Plan in October 1991) to purchase an aggregate of 42,500 shares of Common Stock at an exercise price of $9.13 per share (and with a net value realized equal to the excess of fair market value at the date of exercise over the exercise price) as follows: Mr. Alafi, 15,000 shares ($127,425); Mr. Huneke, 7,500 shares ($59,650); Mr. Kleiner, 15,000 shares ($125,300); Dr. Schimmer, 5,000 shares
($53,100). The aggregate value realized on such exercises was $365,475.

EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the executive officers (excluding Donald Madsen, the "Named Executive Officers") of the Company:

               NAME                     AGE                         POSITION
----------------------------------      ---      -----------------------------------------------
Dane Nelson                                 43   President, Chief Executive Officer
Edward A. McClatchie, Ph.D.                 54   Senior Vice President, Sales & Corporate
                                                  Development
William W. Weiss                            50   Acting Chief Financial Officer
Robert L. Turner                            58   Vice President, Marketing
Lee R. Carlson, Ph.D.                       48   Vice President, Engineering
Donald Madsen                               51   Vice President, Sales

    Dane Nelson, 43, joined the Company in 1990. He was promoted to President, Chief Executive Officer and a Director of the Company on September 1, 1991. From May 1990 to September 1991, he was Vice President, Operations. Prior to joining the Company, Mr. Nelson served as President, Nelken Supplies Solutions, a retail computer and office supplies company, from March 1989 through May 1990. Mr. Nelson served as Operations Manager of the Supplies Division of Convergent Technologies, a computer manufacturer, from 1988 through March 1989.

    Edward A. McClatchie, Ph.D., 54, joined the Company in 1969. He became Senior Vice President, Sales & Corporate Development in September 1991. From 1988 to 1991, Dr. McClatchie was Vice President, Corporate Development. Prior to joining the Company, Dr. McClatchie was a Postdoctoral Fellow at the Lawrence Radiation Laboratory in Berkeley, California, and a Science Research Fellow at Queens University, Belfast, Northern Ireland. His doctorate is in Physics.

    William W. Weiss,  50, joined  the Company in  1977. He  was elected  Acting
Chief Financial Officer on October 17, 1994. From 1984 to 1994, he was Controller. Mr. Weiss has a B.S. in Business Administration from California State University, Hayward, California.

    Robert L. Turner, 58, joined the Company in 1992. He is the Vice President, Marketing. Prior to joining the Company, Mr. Turner was hired as Vice President, Marketing & Sales at Microsensor Technology, a developer and manufacturer of a proprietary gas analyzer, in 1982. He was elected to the office President at Microsensor Technology in 1985 and remained so until coming to the Company. Mr. Turner has a B.S. degree in Electrical Engineering from UC Davis, California.

    Lee R. Carlson, Ph.D., 48, joined the Company in 1990 and is the Vice President, Engineering. Prior to joining the Company, Dr. Carlson was Vice President and founder of Iris Medical Instruments from 1989 to 1990, and headed up their product development effort on a diode laser endophotocoagulator. Dr. Carlson previously held positions of Director of Research & Development at Coherent Inc. in 1988, and Engineering Manager at Spectra Physics from 1982 to 1988. His doctorate is in Physical Chemistry from UC Berkeley, and he has a B.A. degree from Purdue University.

    On September 15, 1995, Donald Madsen, 51, became Vice President, Sales. He has been with the Company since March 1986, acting as Vice President over various departments. He was previously with ITT/Qume Corporation for more than 13 years, having hired on there as one of their start-up engineers. He holds an A.A. degree in Engineering.

    Officers serve at the discretion of the Board of Directors.

BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth certain information regarding the ownership of the Company's common stock as of January 31, 1996 by: (i) each director; (ii) each Named Executive Officer; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than 5% of its common stock:

                                                                                            BENEFICIAL OWNERSHIP (1)
                                                                                           --------------------------
                                                                                             NUMBER OF    PERCENT OF
NAME OF BENEFICIAL OWNER                                                                   SHARES OWNED      TOTAL
-----------------------------------------------------------------------------------------  -------------  -----------
Persons and entities affiliated with S.A.C. Capital Management (2) ......................       719,494        15.5%
  520 Madison Avenue
  New York, NY 10022
Neuberger & Berman (3) ..................................................................       536,200        11.6
  605 Third Avenue
  New York, NY 10158
Dimensional Fund Advisors Inc. (4) ......................................................       237,500         5.1
Dane Nelson (5) .........................................................................       150,000         3.1
John M. Huneke (6) ......................................................................        35,905        *
Eugene Kleiner (6) ......................................................................        85,845         1.8
Karl H. Schimmer, M.D. (6)(7) ...........................................................        44,785        *
Robert C. Wilson (5) ....................................................................        55,000         1.2
Edward A. McClatchie, Ph.D. (5)..........................................................       100,109         2.1
Lee R. Carlson, Ph.D. (5)(6) ............................................................        55,800         1.2
Robert L. Turner (5) ....................................................................        61,000         1.3
William W. Weiss (5) ....................................................................        10,132        *
All executive officers and directors as a group (9 persons) (9) .........................       532,278        10.5

------------------------
*   Less than 1%

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 4,628,054 shares outstanding on January 31, 1996, adjusted as required by rules promulgated by the SEC.

(2) Based on a Schedule 13D filed with the SEC on February 1, 1996. Of such shares: 333,300 shares are owned by Steven A. Cohen; 220,130 shares are owned by S.A.C. Capital Management, L.P.; and 166,064 shares are owned by S.A.C. Investments, L.P. Mr. Cohen has the sole power and dispose of the shares held by him, and has shared voting and dispositive power with respect to the other shares. Mr. Cohen is the Managing Member of S.A.C. Capital Management, LLC, the General Partner of S.A.C. Capital Management, L.P. and S.A.C. Investments, L.P.

(3)  Based on  a Schedule  13G filed  with the  SEC on  September 10,  1995. The
    Schedule 13G states that N&B disclaims any economic interest in such securities, that portfolio clients of N&B have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities and that no client has an interest that related to 5% or more of this security. Of the shares set forth above, N&B has shared dispositive power with respect to all 536,200 shares, sole voting power with respect to 288,900 shares and shared voting power with respect to 100,000 shares. Partners of N&B own 2,000 shares. Partners own these shares in their own personal securities accounts. N&B disclaims beneficial ownership of these shares because these shares were purchased with each partners' personal funds and each partner has exclusive dispositive and voting power over the shares held in their respective accounts.

(4) Based on a Schedule 13G filed with the SEC on February 7, 1996. All of such shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company; in series of the DFA Investment Trust Company, a Delaware business trust; or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans. Dimensional Find Advisors Inc., a registered investment adviser, serves as investment manager to each of such entities, and disclaims beneficial ownership of such shares.

(5) Includes shares subject to outstanding stock options that will be exercisable on March 31, 1996, subject to the Company's right to repurchase all or a portion of the unvested shares, as follows: Dane Nelson, 150,000 shares; Robert C. Wilson, 50,000 shares; Edward A. McClatchie, Ph.D., 90,500; Lee R. Carlson, Ph.D., 54,000 shares; Robert L. Turner, 60,000 shares; William W. Weiss, 10,132 shares; and all employee directors and executive officers as a group (6 persons), 442,218 shares.

(6) Includes shares that certain non-employee directors of the Company have the right to acquire by March 31, 1996 pursuant to outstanding options and warrants, as follows: John M. Huneke, 30,000 shares; Eugene Kleiner, 30,000 shares; Karl H. Schimmer, M.D., 25,000 shares.

(7) Does not include 13,275 shares beneficially owned by the Anesthesiologist Medical Group of San Francisco Inc. Profit Sharing and Pension Trust, of which Dr. Schimmer is a beneficiary but does not have or share investment or voting control.

(8) Does not include 600 shares held by Dr. Carlson's son, with respect to which Dr. Carlson disclaims beneficial ownership.

(9) Includes shares described in the notes above, where applicable.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Compensation Committee") is responsible for setting policies related to the Company's executive compensation program and overseeing its administration. During fiscal 1995, the Compensation Committee consisted of Mr. Huneke, Mr. Kleiner, Dr. Schimmer and, until July 21, 1995, Mr. Moshe Alafi (a former member of the Board of Directors), none of whom is or has been an employee of the Company. In August 1995, the Board of Directors reconstituted the Compensation Committee to consist of all of the members of the Board of Directors and delegated the administration of the Company's 1991 Stock Option Plan and Employee Stock Purchase Plan to the Stock Option Committee, which now consists of all members of the Board of Directors except Mr. Nelson.

    The objective of the Company's executive compensation program is to attract, motivate and retain executive officers capable of leading the Company to the fulfillment of its business objectives. To this end, the Compensation Committee approaches its responsibilities with the philosophy that the Company should provide executives with total compensation opportunities that are competitive and that reward executive contributions to corporate and stockholder value. Until August 1995, the Compensation Committee articulated this philosophy through its administration of the various components of the executive compensation program, including annual compensation in the form of base salary and long-term incentive compensation in the form of stock option grants. The Compensation Committee will continue to articulate this philosophy through determination of base salaries and incentive bonus compensation, and the Stock Option Committee will do the same in its administration of the Company's 1991 Stock Option Plan and Employee Stock Purchase Plan.

    In making decisions regarding compensation, the Compensation Committee has typically considered a mix of factors, including individual merit, corporate performance (including revenues, profits and other  corporate  developments  such as  acquisitions  and  restructurings), competitive pay practices and long-term incentive value. The Compensation Committee historically has not assigned relative weights to any one factor or set specific individual or corporate performance goals, but rather evaluates corporate performance and individual executive achievement on a subjective basis. However, in August 1995, the Compensation Committee adopted new guidelines for executive compensation that contemplate an annual bonus to executives based on specific performance objectives to be set by the Compensation Committee.

    BASE SALARY. The Compensation Committee sets executive salaries with reference to executive salary levels at companies in the electronics industry that are comparable to the Company in terms of annual revenues. Market salary levels are estimated based on independent published reports of executive compensation in the electronics industry. These survey reports reflect compensation payments at a broad sample of companies, including a significant number of privately-owned companies. The group of companies that participate in the surveys is not identical to the companies that make up the industry index used in the Comparison of Five Year Total Cumulative Return on Investment, which is entirely made up of publicly-owned companies. The Compensation Committee also engaged an independent consultant to study executive salaries relative to market to assist it in determining fiscal 1995 salary levels. The new compensation guidelines adopted by the Compensation Committee in August 1995 also call for each executive's salary to be set within a range based on that executive's performance for the prior fiscal year.

    None of the Named Executive Officers' (as defined herein) base salaries were materially changed from fiscal 1994 to fiscal 1995. The Compensation Committee believes that the adjustments made during fiscal 1993 for fiscal 1994 (discussed in the report of the Compensation Committee in the Proxy Statement for the 1993 Annual Meeting of Stockholders) were sufficient to maintain salary levels at a competitive level through fiscal 1995. In particular, the Compensation Committee believes that Mr. Nelson's salary was between the estimated market's 50th and 75th percentiles throughout fiscal 1995 and that the other Named Executive Officers' salaries generally approximated the market median, except that the salary of Mr. McClatchie (who, subsequent to the end of fiscal 1995, is no longer an executive officer of the Company) exceeded the market median. Salary ranges for fiscal 1996 will be determined in a manner substantially similar to that described above.

    INCENTIVE BONUS COMPENSATION. In each of fiscal 1993, fiscal 1994 and fiscal 1995, there was no executive incentive bonus plan and, with the exception of an amount paid to one executive officer during fiscal 1993 as reimbursement for unused vacation time, no bonuses were paid to any of the Named Executive Officers. As described above, the Compensation Committee has adopted guidelines for the payment of incentive bonus compensation in subsequent fiscal years.

    STOCK OPTION COMPENSATION. In each of fiscal 1993, fiscal 1994 and fiscal 1995, the Compensation Committee used stock option grants to increase the recipient's incentive to remain in the Company's employ and to maximize the value of the Company's stock. By providing executives with an opportunity to increase their ownership of the Company and to participate in the appreciation of the Company's stock price, stock options align executive interests with those of the stockholders while helping ensure that the total executive compensation opportunity is competitive. Further, because stock options generally become exercisable over a multi-year period, they encourage executives to remain in the long-term employ of the Company. As described above, the Stock Option Committee is now charged with making stock option grants to achieve the same objectives.

    The Compensation Committee generally has set the exercise price of stock options equal to 85% of the grant date fair market value of the Company's stock. This practice is intended to increase the compensation value of the stock options, and to strengthen the link that the stock options provide between the recipient's long-term interests and those of the stockholders by providing the executive with an immediate gain that (a) is unrealizable until the options vest and (b) changes in value when the price of the Company's stock changes, whether the change is an increase or a decrease.

    During fiscal 1995, the Compensation Committee did not make stock option grants to any of the Named Executive Officers (as defined herein), because it believes that the option grants made to date (including those made in fiscal
1994) are sufficient to provide the necessary incentive for such executive officers to remain in the Company's employ on a long-term basis and to maximize the value of the Company's stock.

    DEDUCTIBILITY OF EXECUTIVE COMPENSATION. In December 1993, the Internal Revenue Service (the "IRS") issued proposed regulations limiting the deduction a publicly-held corporation may take for compensation paid to its Chief Executive Officer and its four other most highly compensated employees paid over $100,00 per year. The IRS regulations limit the amount that such a company may deduct to $1 million per person unless the compensation constitutes "performance based" compensation, as defined in the Internal Revenue Code. The statute containing this law and the applicable Treasury regulations offer a number of transitional exemptions to this deduction limit for preexisting compensation plans, arrangements and binding contracts.

    The Compensation Committee believes that no Named Executive Officer's compensation currently exceeds the $1 million limit. As a result, the Compensation Committee has not yet formulated a policy for determining which forms of compensation will be designated to qualify as "performance-based compensation." The Compensation Committee intends to continue to evaluate the effects of such statute and Treasury regulations and to comply with Internal Revenue Code Section 162(m) in the future to the extent in keeping with the best interests of the Company.

    The members of the Compensation Committee are Mr. John M. Huneke, Mr. Eugene Kleiner and Mr. Karl H. Schimmer, M.D.

SUMMARY COMPENSATION TABLE

    The following table sets forth, for fiscal years 1995, 1994 and 1993, certain compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated executive officers at the end of fiscal 1995:

                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                                                      AWARDS (2)
                                                                                     -------------
                                                     ANNUAL COMPENSATION (1)          SECURITIES
                                              -------------------------------------   UNDERLYING        ALL OTHER
                                               FISCAL    SALARY (3)       BONUS       OPTIONS (4)   COMPENSATION (5)
        NAME AND PRINCIPAL POSITION             YEAR         ($)           ($)            (#)              ($)
--------------------------------------------  ---------  -----------  -------------  -------------  -----------------
Dane Nelson                                     1995     $   215,010       --             --            $   4,620
  President and                                 1994         221,742       --             30,000            9,117
  Chief Executive Officer                       1993         172,723       --             35,000           --
Edward A. McClatchie, Ph.D.                     1995         175,011       --             --                4,620
  Senior Vice President,                        1994         181,550       --             --                4,622
  Sales and Corporate Development               1993         167,903  $    13,078(6)      20,000            5,960
Lee R. Carlson, Ph.D.                           1995         115,003       --             --                3,822
  Vice President,                               1994         117,533       --              5,000            4,125
  Marketing                                     1993          98,547       --             30,000            4,049
Robert L. Turner                                1995         113,422       --             --                3,970
  Vice President,                               1994         115,280       --             10,000            2,965
  Marketing                                     1993         104,826       --             20,000            4,854
William W. Weiss                                1995          71,569       --             --               --
  Acting Chief Financial Officer                1994         --            --             --               --
  and Controller                                1993         --            --             --               --

------------------------
(1) As permitted by rules promulgated by the SEC, with respect to fiscal 1993, 1994 and 1995, no amounts are shown for "perquisites", as such amounts for each Named Executive Officer do not exceed the lesser of 10% of such executive's salary plus bonus or $50,000.

(2) To date, the Company has not granted any awards of restricted stock. The Company does not have any long-term incentive plan.

(3) Includes amounts earned but deferred at the election of the Named Executive Officer pursuant to the Company's Savings and Investment Plan, which is a qualified plan under Section 401(k) of the Code.

(4) To date, the Company has not granted any stock appreciation rights (SARs) under the Plan, although the Company has granted limited stock appreciation rights in tandem with outstanding options held by officers and directors of the Company.

STOCK OPTIONS

    The Company grants options to its executive officers under the discretionary Grant Program of the Plan ("Discretionary Program"). As of September 1, 1995, options to purchase an aggregate of 2,050,000 shares had been granted under the Plan and options to purchase 373,198 shares remained available for grant thereunder. There were no option grants under the Plan in fiscal 1995.

    The terms of options granted to the Named Executive Officers are generally consistent with those of options granted to other employees under the Discretionary Program. Options granted under the Discretionary Program may be either incentive or non-statutory stock options. The exercise price of non-statutory options must be at least 85% of fair market value on the date of grant and the exercise price of incentive stock options must be at least 100%. In the event of certain changes in control of the Company, vesting of outstanding options automatically accelerates, and the options remain exercis-able through the option term. In the event of certain other corporate transactions, unless assumed by a successor corporation, vesting of outstanding options will automatically accelerate, and the options will expire if not exercised prior to the consummation of such corporate transaction. Certain limited stock appreciation rights are granted to officers and directors of the Company in tandem with their outstanding options. Any option with such a limited stock appreciation right in effect for at least six months will automatically be cancelled upon the occurrence of certain hostile takeovers, and the optionee will in return be entitled to a cash distribution from the Company in an amount equal to the excess of (i) the take-over price of the shares of common stock at the time subject to the cancelled option (whether or not the option is otherwise at the time exercisable for such shares, or (ii) the aggregate exercise price payable for such shares. The 1991 Plan contains provisions permitting the Compensation Committee to reprice outstanding options. Options generally vest in equal daily installments over a four-year period.

AGGREGATED OPTION EXERCISES IN 1995 AND YEAR-END OPTION VALUES

    During fiscal 1995, no options were granted to executive officers. The following table shows, for fiscal 1995, aggregated option exercises and the fiscal year-end option values by the names executive officers:

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                     SHARE ACQUIRED ON         VALUE            OPTIONS AT FY-END (#)      FY-END ($) EXERCISABLE/
       NAME            EXERCISE (#)       REALIZED ($)(1)   EXERCISABLE/UNEXERCISABLE (2/3)   UNEXERCISABLE (2/4)
------------------  -------------------  -----------------  -----------------------------  -----------------------
Mr. Nelson                  --                  --                107,102 / 42,898           $688,676 / $117,274
Dr. McClatchie              --                  --                 75,194 / 15,306            543,372 / 49,228
Dr. Carlson                 --                  --                 33,108 / 20,892            146,979 / 53,141
Mr. Turner                  --                  --                 38,554 / 21,446            152,886 / 62,214
Mr. Weiss                   --                  --                  6,131 / 4,001              27,076 / 10,843

------------------------
(1) Represents the fair market value of the Company's common stock on the date of exercise (based on the closing sales price reported on the Nasdaq National Market or the actual sales price if the shares were sold by the optionee) less the exercise price, and does not necessarily imply that the shares were sold by the optionee.

(2) Reflects shares vested and unvested at fiscal year end. Options granted under the Discretionary Program are immediately exercisable, but are subject to the Company's right to repurchase unvested shares on termination of employment.

(3) Includes both "in-the-money" and "out-of-the-money" options. In-the-money options are options with exercise prices below the market price of the Company's common stock at July 30, 1995.

(4) Represents the fair market clue of the Company's common stock at July 30, 1995 ($15.875), based on the closing sales price reported on the Nasdaq National Market, less the exercise price.

 07/27/90   07/26/91   07/24/92   07/24/93   07/29/94   07/28/95
---------  ---------  ---------  ---------  ---------  ---------
    100.0       64.6      143.9      151.2      161.0      154.9
    100.0      114.6      133.6      165.8      171.8      100.0
    100.0      106.6      128.4      212.3      242.7      562.5

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    The Company's directors and executive officers and any persons holding more than ten percent (10%) of the Company's Common Stock are required by Section 16 of the Securities Exchange Act of 1934 to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this proxy statement any failure to file by these dates. To the Company's knowledge, all of these filing requirements were satisfied during fiscal 1995.

                              CERTAIN TRANSACTIONS

    The Company has entered into indemnity agreements with certain officers and directors that provide, among other things, that the Company will indemnify such officers or directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he is or may be made a party by reason of his position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and the Company's By-Laws.

    In December 1993, Scitec entered into a three-year employment agreement with Lawrence R. Lynott providing for an annual base salary of $100,000, subject to increase in accordance with the policies of the Company. On June 7, 1995, Mr. Lynott's employment with Scitec was terminated and on September 19, 1995, pursuant to the terms of the contract, Mr. Lynott was paid a lump sum severance of $155,890.26 and vesting on options on 13,655 shares of the Company's common stock was accelerated.